# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Inventiva S.A., CIK 0001756594
CUSIP: 46124U107
Title of class of securities: Ordinary Shares, EUR0.01 par value per share
Address of issuer's principal executive offices: 50 rue de Dijon, Daix, France (I0), 21121
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-21-019815
Filed by CIK 0001817130

## Reporting persons
- Pierre Broqua: type of reporting person: individual (IN); citizenship or place of organization: France (I0); sole voting power 4,097,500; shared voting power 0; sole dispositive power 4,097,500; shared dispositive power 0; aggregate amount beneficially owned 4,097,500 (4.3% of the class)
  Comment: * Represents the percentage ownership based on 94,949,759 ordinary shares, EUR0.01 par value per share, of Inventiva S.A. which is the total number of ordinary shares outstanding as reported in Exhibit 99.2 to the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on December 16, 2024.

## Item 1. Issuer
Name of issuer: Inventiva S.A.
Address of issuer's principal executive offices: 50 rue de Dijon Daix, France, 21121

## Item 2. Person Filing
Name of person filing: Pierre Broqua
Address of principal business office or, if none, residence: c/o Inventiva S.A., 50 rue de Dijon, 21121 Daix, France
Citizenship: France

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2024, Mr. Broqua beneficially owned 3,882,500 ordinary shares, EUR0.01 par value per share (the "Ordinary Shares"), of Inventiva S.A. (the "Issuer"), and vested warrants underlying 215,000 Ordinary Shares. Under the bylaws of the Issuer, a double voting right is attached to each registered ordinary share which is held in the name of the same shareholder for at least two years. As a result, double voting rights attach to the 3,882,500 Ordinary Shares held by Mr. Broqua.
Percent of class: Based on 3,882,500 Ordinary Shares and vested warrants underlying 215,000 Ordinary Shares, Mr. Broqua beneficially owned 4.3% of the Issuer's outstanding Ordinary Shares, representing 7.4% of the total voting power of the Issuer's outstanding Ordinary Shares.
Sole power to vote or to direct the vote: 4,097,500
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,097,500
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Pierre Broqua: /s/ Pierre Broqua, Pierre Broqua (02/14/2024)